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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-51234

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PULLMAN SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9250 Robin Drive
(No. and Street)

Los Angeles (City) CA (State) 90069 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Pullman 310-288-0558 (Area Code - Telephone No.) dpullman@pullmanbonds.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this Filing*

Mercurius & Associates LLP
(Name - if individual, state last, first, middle name)

A-94/8, Wazirpur Industrial Area, New Delhi-110052, India
(Address) (City) (State) (Zip Code)

02/10/2009 3223
(Date of Registration with PCAOB) (if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

*** Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.**

OATH OR AFFIRMATION

I, David Pullman, CEO, swear (or affirm) that, to the best of my knowledge and belief the financial report pertaining to the firm of Pullman Securities, LLC. (Company), as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the Company nor any partner, officer, director, or equivalent person, as the case be, has any proprietary interest in any account classified solely as that of a customer.

CEO — Date 1/6/25

Notary Public

NEBRISSA SONG
NOTARY PUBLIC OF NEW JERSEY
Comm. # 50063325
My Commission Expires 7/3/2027

This filing contains (check all applicable boxes):**

This filing** contains (check all applicable boxes):

X (a) Statement of financial condition.
X (b) Notes to statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
X (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
X (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
X (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k). ☐
☐ Other: ______

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

MERCURIUS

MERCURIUS & ASSOCIATES LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of Pullman Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of the **Pullman Securities, LLC** (the "Company") as of December 31, 2024 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respect, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statements is the responsibility of the Company's management. Our responsibility is to express an opinion on the company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Mercurius & Associates LLP

Mercurius & Associates LLP

We have served as the Company's Auditor since 2024.

New Delhi, India
February 28, 2025

CA INDIA

LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

PULLMAN SECURITIES, LLC
Statement of Financial Condition
December 31, 2024

Assets

Cash	$	38,339
Prepaid Expense		907
Total Assets	$	39,246

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	3,548
Accounts payable related party		1,200
Total Liabilities		4,748
Member's Equity		34,498
Total Liabilities and Member's Equity	$	39,246

See notes to the financial statements.

Note 1 - Organization and Nature of Business

Pullman Securities, LLC (the "Company") is a Limited Liability Company organized under the laws of the State of Delaware on July 22, 1998.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not clear securities transactions or carry customers' accounts on a fully disclosed basis and does not have possession of any customer funds or securities. Therefore, the Company will not claim an exemption from SEA Rule 15c3-3.

The Company conducts a consulting business and intends to engage in private placement of non-registered securities with institutional accounts.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP.

Income Taxes

The Company is a Single Member Limited Liability Company which has elected to be taxed as a disregarded entity. Therefore, no provisions for federal or state taxes are made by the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (cont'd.)

Cash Balances

The Company considers cash balances maintained with the bank to be cash; such balances are fully insured.

Fair Value

The Company has adopted the provisions of ASC Topic 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements, but it does provide guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity's own assumptions (unobservable inputs).

The hierarchy consists of three levels:

Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets of liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and accounts payable.

Recent Accounting Pronouncements

Income Taxes

In December 2019, the Financial Accounting Standards Board(FASB) issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12),

Note 2 - Summary of Significant Accounting Policies (cont'd.)

which simplifies the accounting for income taxes. This guidance will be effective for entities for the fiscal years beginning after 15 December 2021, and interim periods within those fiscal years, beginning after December 15, 2022 on a prospective basis, with early adoption permitted. We adopted the new standard effective January 1, 2023 and the adoption of this guidance does not have a material impact on our financial statements.

FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures

The FASB issued ASU 2023-07 on November 27, 2023, which is intended to improve reportable segment disclosure requirements. Under previous guidance, while entities were required to disclose segment revenue and measure of profit or loss, there has been limited disclosure around the reporting of segment expenses. In addition to enhanced disclosures about significant segment expenses, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity's overall performance and assess potential future cash flows. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company has adopted the requirements of the expanded segment disclosures as of December 31, 2024.

Note 3 – Related Party Transactions

The Company had 100% of its consulting income from a related entity, Structured Asset Sales, LLC ("SAS") for the year ended December 31, 2024. In addition, the Company had $1,200 payable from the related entity. The related entity is owned by the Member.

Note 4 – Prepaid Expense

As of December 31, 2024 the Company had prepaid expenses of $907, out of which $390 is related to payment of the broker dealer bond, and $517 is related to the FINRA annual renewal.

Note 5 – Accounts Payable and Accrued Expenses

As of December 31, 2024 the Company had accounts payable of $3548, of which $3,090 related to 2024 Audit fee, and $450 related to bookkeeping services, and $8 related to SIPC-7.

Note 6 - Segment Reporting

The Company is engaged in a single line of business as a broker-dealer. which is comprised of several classes of services, including private placements of securities with institutional customers and consulting, finder's and referral fee business. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process in deciding whether to reinvest profits into the entity, such as for acquisitions or distributions, to manage the Company. Additionally, the CODM uses excess net capital (Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or distribute its profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies (NOTE 2). The Company derived 100% of total revenues earned during the year ended December 31, 2024 from Structured Asset Sales, LLC. The significant expenses of the segment are reported on the accompanying income statement of this report.

Note 7 – Net Capital Requirements

As a registered broker-dealer and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires that net capital, as defined, be at least the greater of $5,000 or 6.667% of aggregate indebtedness, as defined. The Rule prohibits the Company from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater. Net capital and aggregate indebtedness change from day to day, but at December 31, 2024, the Company had net capital of $33,591 which exceeded its requirement

of $5,000 by $28,591. Aggregate indebtedness was $4,748. The Company's net capital ratio was 14.13 to 1 of aggregate indebtedness to net capital.

Note 8 - Subsequent Events

These financial statements were approved by management and available for issuance on February 28, 2025. Subsequent events have been evaluated through this date.